

Mail Stop 3561

November 19, 2009

Manny Mashouf
Chief Executive Officer
bebe stores, inc.
400 Valley Drive
Brisbane, California 94005

> **Re:** **bebe stores, inc.**
> **Form 10-K for fiscal year ended July 4, 2009**
> **Filed September 17, 2009**
> **File No. 000-24395**

Dear Mr. Mashouf:

We have reviewed your letter dated November 12, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Grants of Plan Based Awards, page 19

1.   We note your response to comment two of our letter dated November 6, 2009. The actual bonus amount paid is not the same as the potential threshold, target, and maximum amounts under a non-equity incentive plan. Columns (c) through (e) of the Grants of Plan Based Awards table should be completed to reflect the potential threshold, target, and maximum amounts under a non-equity incentive plan granted in that year, regardless of the amount actually paid. Please confirm

that in future filings you will provide the information required by Item 402(d)(2)(iii) of Regulation S-K.

* * * * *

<u>Closing Comments</u>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the above comments may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Larry Smith
        Fax: (415) 657-4424